EXHIBITS

Exhibit Number		Page
	Press release entitled “Expected Amendment of Form 20-F for the period ended December 31, 2025.”	2

PLDT press release

Expected Amendment of Form 20-F for the period ended December 31, 2025

MANILA, Philippines 13th August 2026 – PLDT Inc. (PSE: TEL) (NYSE: PHI): As previously disclosed in Note 2 to the Company’s Consolidated Financial Statements for the year ended December 31, 2025 included in our Form 20-F filed on April 27, 2026 (the “Original 20-F"), we adjusted certain prior period financial statement accounts. These adjustments primarily revised the recycling of “Net fair value losses on cash flow hedges” to “Other income (expense) – Gains (losses) on derivative financial instruments – net.” The hedge-related adjustments arose from deficiencies in controls over the accounting for certain structured hedge arrangements.

Management has since reassessed the related control deficiencies, in consultation with our independent registered public accounting firm, SyCip Gorres Velayo & Co. (“SGV”), and accounting experts. Based on this reassessment, Management has now concluded that the identified control deficiencies, individually or in combination, constituted a material weakness in internal controls over financial reporting as of December 31, 2025.

Management, after consultation with external accounting experts, also plans to adjust certain line items of its 2025 Consolidated Financial Statements, and amend the description of the revisions of prior period financial statements contained in Note 2 of those financial statements. Based on the information currently available, the revisions are not expected to materially affect the Group’s reported net income, earnings per share, or cash flows. Nor are they expected to materially affect any of the Group’s key operating metrics, including Earnings Before Income Taxes, Depreciation, and Amortization (EBITDA), Earnings Before Income Taxes (EBIT), Telco Core Income, and Core Income. These adjustments are planned because, as part of its revision of prior period financials to address the hedge-related errors described above, the Group incorrectly classified certain other adjustments in the line item entitled “Other Expenses-net.” The revisions are expected to reclassify amounts currently presented within “Other Expenses-net’ to the appropriate financial statement line items.

The Audit Committee of our Board of Directors, with the assistance of independent counsel and accounting experts, has initiated an independent review of matters relevant to the discovery, analysis, and reporting of the above-referenced errors and the existence of the associated material weakness. This independent review is ongoing. Upon completion, we expect to amend our Original 20-F to reflect management’s reassessment of internal controls over financial reporting, correct the financial statement errors identified to date, and reflect any additional matters or revisions that may be identified in the Audit Committee’s review.

Management has implemented, and continues to implement, remediation measures designed to address the identified control deficiencies. The efficacy of these measures remains subject to an evaluation and assessment. The Company’s remediation plan for the identified material weakness will be described in more detail in the amended Form 20-F.

The Company has discussed the matters disclosed in this Form 6-K with SGV. SGV has informed us that it has concluded that a material weakness existed in the Company’s internal control over financial reporting as of December 31, 2025, and that its opinions in the Original 20-F on the Company’s internal control over financial reporting and financial statements for fiscal year 2025 can no longer be relied upon and have been withdrawn.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles

pldt_ir_center@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting https://main.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : August 13, 2026